VF 4-28-05



05040149

COMMISSION
549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 30 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YYY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUCCESS TRADE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

2131 K STREET N.W. LOWER LEVEL
(No. and Street)

WASHINGTON D.C. 20037
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FUAD AHMED 202-466-6890
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE, SUITE 220 NORWOOD MA 02062
(Address) (City) (State) (Zip Code)

PROCESSED
MAY 05 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

*Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

4/29

OATH OR AFFIRMATION

I, FUAD AHMED ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUCCESS TRADE SECURITIES, INC. , as of DECEMBER 31 , 20 04 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:



Signature

PRESIDENT

Title

Notary Public

Chang Ho Choi
Notary Public District of Columbia
My Commission Expires 6/14/09

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation, Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

8-51273

Success Trade Securities
Member NASD, SIPC
www.successtrade.com

2131 K Street, NW, Suite P1
Washington, D.C. 20037

Phone (202) 466-6890
Fax (202) 466-6895

March 29, 2005


SEC MAIL PROCESSING
RECEIVED
MAR 3 1 2005
WASH, D.C.
152
SECTION

VIA FACSIMILE AND OVERNIGHT MAIL

(202) 942-9553

SEC Principal Office:
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Success Trade Securities, Inc.
CRD Number: 46027

To Whom It May Concern:

Pursuant to SEC Rule 17a-11(b) and (g), please consider this letter as notification that the above-referenced firm has received an adverse Arbitration Award on March 22, 2005 which resulted in a net capital deficiency. In addition be advised that:

1. The firm had a net capital deficiency of $139,302.56;
2. The firms' Net Capital requirement is $5,000 and attached is the current Net Capital Computation for the firm;
3. The firm became aware of the deficiency on March 28, 2005 when we received notification from our Philadelphia District and have been working with our Supervisor, Ms. AnnMarie McGarrigle to correct the net deficiencies. The firm is in compliance effective today, March 29, 2005;
4. The firm received an adverse Arbitration Award on March 22, 2005, which resulted in a liability in the amount of $139,302.56, which then led to the net capital deficiency. The firm has resolved the deficiency by:
   i. Transferring funds in the amount of $ 25,000 from its subsidiary BP Trade;
   ii. The firm has received funds in the amount of $75,000 received from an existing consulting agreement executed between Acument Holding and Fuad Ahmed.
   iii. I have received a personal loan in the amount $40,000 loan from the firms clearing firm, Computer Clearing Services, Inc.

Re: Success Trade Securities, Inc.
CRD Number: 46027

In addition, please be advised that at this time the firm is currently in compliance with the SEC Rule 15c3-1 Net Capital Rules.

Also, please be advised that the firm conducts a general securities business through the Internet and all orders received are on an unsolicited basis.

Should you require additional information or if you have any questions, please contact me at 202-466-6890.

Very truly yours,



Fuad Ahmed
President

FA/am
Enclosure: Net Capital Computation



Success Trade Securities, Inc.

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission

Period Ending March 29,		2005
Assets		
Allowable Assets:		
First Union	$	139,062.78
Commissions Receivable		16,925.34
Error Account - Cash Balance		553.80
Securities - Error Account		
Riskless Trading Account		214.74
Clearing Deposit		22,000.00
Total Allowable Assets		178,756.66
Nonallowable Assets:		
Deferred Tax Asset		10,000.00
Error Account		-
Non Marketable Securities		-
Total Nonallowable Assets		10,000.00
Total Assets	$	188,756.66
Liabilities and Equity		
Aggregate Indebtedness		
Accrued Expenses	$	142,302.56
Commissions Payable		-
First Union (Overdraw)		-
Error Account (Negative Balance)		19.43
Total Aggregate Indebtedness		142,321.99
Non-Aggregate Indebtedness		
Short Securities - Error Account		701.52
Total Liabilities		143,023.51
Equity		
Common Stock		16,000.00
Additional Paid In Capital		149,500.00
Retained Earnings		(119,766.85)
Total Equity		45,733.15
Total Liabilities and Equity	$	188,756.66

UNAUDITED- FOR MANAGEMENT PURPOSES ONLY



Success Trade Securities, Inc.

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission

Period Ending March 29,		2005
Total Assets	$	188,756.66
Less Total Liabilities		143,023.51
Net Worth	$	45,733.15
Less Nonallowable Assets		10,000.00
Tentative Net Capital	$	35,733.15
Less Haircuts		105.23
Net Capital	$	35,627.92
Minimum Net Capital Per Rule15c3-1		9,488.13
Excess Net Capital	$	26,139.79
Ratio of aggregate indebtedness to net capital		399.47%

Haircuts:			
Securities - Long 15% Error	-	Total Long	
Short Subject to Haircut 15% Error	105.23	25% of Long	-
		Total Short	701.52
		Short Subject to H/C	701.52

UNAUDITED- FOR MANAGEMENT PURPOSES ONLY